Exhibit 12.1

CARROLS HOLDINGS CORPORATION AND SUBSIDIARY

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Fiscal Year Ended December 31,					Six Months Ended June 30,
	1999	2000	2001	2002	2003	2003	2004
Earnings:
Income (loss) before income taxes	$2,204	$6,103	$(5,800)	$15,307	$4,123	$1,719	$6,986
Add fixed charges:
Interest expense including amortization of deferred financing costs	27,654	29,487	41,861	36,271	33,687	17,304	15,569
Portion of rents representative of the interest factor	8,089	8,062	10,402	10,165	10,461	5,112	5,762

Total earnings	$37,947	$43,652	$46,463	$61,743	$48,271	$24,135	$28,317

Fixed charges:
Interest expense, including amortization of deferred financing costs	$27,654	$29,487	$41,861	$36,271	$33,687	$17,304	$15,569
Portion of rents representative of the interest factor	8,089	8,062	10,402	10,165	10,461	5,112	5,762

Total fixed charges	$35,743	$37,549	$52,263	$46,436	$44,148	$22,416	$21,331

Ratio of earnings to fixed charges (1)	1.06x	1.16x	—	1.33x	1.09x	1.08x	1.33x

(1)	For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income (loss) before income taxes plus fixed charges. Fixed charges include interest expense on all indebtedness, amortization of deferred financing costs and one-third of rental expense on operating leases, representing that portion of rental expense deemed to be attributable to interest. For the year ended December 31, 2001 and for the three months ended March 31, 2003, earnings were inadequate to cover fixed charges by $5,800 and $2,210, respectively.